SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                      For the year ended December 31, 1997

                          Commission file number 1-7911


            A.Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN


          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             FORT JAMES CORPORATION
               1650 Lake Cook Road, Deerfield, Illinois 60015-4753

                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                                   ----------

                                                                         Pages
                                                                         -----

Report of independent accountants                                          3

Financial statements:

         Statements of net assets available for benefits,
             with fund information as of December 31, 1997
             and December 31, 1996                                        4-5

         Statement  of  changes in net  assets  available  for
             benefits,  with  fund  information  for the  year
             ended December 31, 1997                                       6

         Notes to financial statements                                   7-16

Supplemental schedules:

         Assets held for investment purposes as of December 31, 1997      *

         Loans or fixed income obligations in default for the year
             ended December 31, 1997                                      *

         Leases in default or classified as uncollectible for the
             year ended December 31, 1997                                 *

         Nonexempt transactions for the year ended December 31, 1997      *

         Reportable transactions for the year ended December 31, 1997     *

Exhibits to Annual Report on Form 11-K                                    17

Signatures                                                                18

--------------------------------------------------------------
* Supplemental schedules are not provided for investments held in a Master Trust.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Fort James Corporation

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Fort Howard Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         COOPERS & LYBRAND L.L.P.

Richmond, Virginia
June 19, 1998


                                                       FORT HOWARD CORPORATION
                                                   PROFIT SHARING RETIREMENT PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                       AS OF DECEMBER 31, 1997

                                                        ------------------ ------------------- ------------------ ------------------
                                                         Conservative BIF      Moderate BIF      Aggressive BIF          STIF
                                                        ------------------ ------------------- ------------------ ------------------
Assets:
    Receivables:
        Employer contributions                                   $141,720          $7,229,532         $4,812,636           $393,929
        Employee contributions                                      6,435             317,272            251,904             20,966
                                                        ------------------ ------------------- ------------------ ------------------

    Total receivables                                             148,155           7,546,804          5,064,540            414,895

    Investments, at fair value:
        Investment in Master Trust (Note 7)                    12,048,762         583,633,379        209,846,337         17,441,215

                                                        ------------------ ------------------- ------------------ ------------------
    Total assets                                               12,196,917         591,180,183        214,910,877         17,856,110
LIABILITIES:
    Administrative expenses payable                                   352              11,512              4,571                 38
                                                        ------------------ ------------------- ------------------ ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $12,196,565        $591,168,671       $214,906,306        $17,856,072
                                                        ================== =================== ================== ==================


                                             ------------------ -------------------
                                                 Stock Fund            Total
                                             ------------------ -------------------
Assets:
    Receivables:
        Employer contributions                      $3,583,531         $16,161,348
        Employee contributions                          31,190             627,767
                                             ------------------ -------------------

    Total receivables                                3,614,721          16,789,115

    Investments, at fair value:
        Investment in Master Trust (Note 7)         33,844,813         856,814,506

                                             ------------------ -------------------
    Total assets                                    37,459,534         873,603,621
LIABILITIES:
    Administrative expenses payable                         22              16,495
                                             ------------------ -------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $37,459,512        $873,587,126
                                             ================== ===================




The accompanying notes are an integral part of these financial statements.


                                       4


                                                       FORT HOWARD CORPORATION
                                                   PROFIT SHARING RETIREMENT PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                       AS OF DECEMBER 31, 1996


                                                        ------------------ ------------------- ------------------ ------------------
                                                          Conservative          Moderate          Aggressive
                                                               BIF                BIF                 BIF               STIF
                                                        ------------------ ------------------- ------------------ ------------------
ASSETS:
    Receivables:
        Employer contributions                                   $136,377          $7,606,629         $4,406,712           $425,928
        Employee contributions                                      1,786              63,814             64,306              3,641
                                                        ------------------ ------------------- ------------------ ------------------

    Total receivables                                             138,163           7,670,443          4,471,018            429,569

    Investments, at fair value:
        Investment in Master Trust (Note 7)                     8,135,876         542,538,063        159,733,838         17,192,916

                                                        ------------------ ------------------- ------------------ ------------------
    Total assets                                                8,274,039         550,208,506        164,204,856         17,622,485

 LIABILITIES:
    Administrative expenses payable                                   368              27,324              7,926                842
                                                        ------------------ ------------------- ------------------ ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                               $8,273,671        $550,181,182       $164,196,930        $17,621,643
                                                        ================== =================== ================== ==================

                                               ------------------ -------------------
                                                     Stock
                                                     Fund               Total
                                               ------------------ -------------------
ASSETS:
    Receivables:
        Employer contributions                        $3,424,354         $16,000,000
        Employee contributions                             7,821             141,368
                                               ------------------ -------------------

    Total receivables                                  3,432,175          16,141,368

    Investments, at fair value:
        Investment in Master Trust (Note 7)           10,389,863         737,990,556

                                               ------------------ -------------------
    Total assets                                      13,822,038         754,131,924

 LIABILITIES:
    Administrative expenses payable                          479              36,939
                                               ------------------ -------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     $13,821,559        $754,094,985
                                               ================== ===================


The accompanying notes are an integral part of these financial statements.

                                       5



                                                       FORT HOWARD CORPORATION
                                                   PROFIT SHARING RETIREMENT PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                       AS OF DECEMBER 31, 1997
                                                        -------------------- ------------------- --------------------
                                                           Conservative           Moderate           Aggressive
                                                                BIF                 BIF                  BIF
                                                        -------------------- ------------------- --------------------
ADDITIONS:
     Contributions:
          Employer                                                 $141,720          $7,229,532           $4,812,636
          Participants                                              187,073           9,818,507            6,822,394
                                                        -------------------- ------------------- --------------------
                                                                    328,793          17,048,039           11,635,030
     Net Income allocation from Master
     Trust (Note 7)                                               1,103,833          80,379,424           27,071,796

                                                        -------------------- ------------------- --------------------
          Total additions                                         1,432,626          97,427,463           38,706,826
                                                        -------------------- ------------------- --------------------

DEDUCTIONS:
     Distributions to participants                                  154,721          14,325,757            1,365,226
     Forfeitures                                                        932              98,657               39,819
     Administrative expenses                                          3,634             125,119               39,813
                                                        -------------------- ------------------- --------------------
                                                                    159,287          14,549,533            1,444,858

INTERFUND TRANSFERS                                               2,649,555        (41,890,441)           13,447,408

                                                        -------------------- ------------------- --------------------
          Net additions                                           3,922,894          40,987,489           50,709,376

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
          Beginning of year                                       8,273,671         550,181,182          164,196,930
                                                        -------------------- ------------------- --------------------

          End of Year                                           $12,196,565        $591,168,671         $214,906,306
                                                        ==================== =================== ====================


                                           ------------------- -------------------- -------------------
                                                                      Stock
                                                  STIF                Fund                Total
                                           ------------------- -------------------- -------------------
ADDITIONS:
     Contributions:
          Employer                                   $393,929           $3,583,531         $16,161,348
          Participants                                750,364              751,036          18,329,374
                                           ------------------- -------------------- -------------------
                                                    1,144,293            4,334,567          34,490,722
     Net Income allocation from Master
     Trust (Note 7)                                 1,025,879           13,519,122         123,100,054

                                           ------------------- -------------------- -------------------
          Total additions                           2,170,172           17,853,689         157,590,776
                                           ------------------- -------------------- -------------------

DEDUCTIONS:
     Distributions to participants                 21,521,685              353,813          37,721,202
     Forfeitures                                        8,453               32,765             180,626
     Administrative expenses payable                    6,950               21,291             196,807
                                           ------------------- -------------------- -------------------
                                                   21,537,088              407,869          38,098,635

INTERFUND TRANSFERS                                19,601,345            6,192,133                  --

                                           ------------------- -------------------- -------------------
          Net additions                               234,429           23,637,953         119,492,141

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
          Beginning of year                        17,621,643           13,821,559         754,094,985
                                           ------------------- -------------------- -------------------

          End of Year                             $17,856,072          $37,459,512        $873,587,126
                                           =================== ==================== ===================

    The accompanying notes are an integral part of these financial statements

                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)       Description of the Plan

         (a) General

         The following description of the Fort Howard Corporation Profit Sharing Retirement Plan (the "Plan") amended and restated effective as of January 1, 1997, provides only general information on the Plan.

         Effective August 13, 1997, Fort Howard Corporation ("Fort Howard") merged with James River Corporation of Virginia to form Fort James Corporation ("Fort James" or "The Company"). As a result of the merger, the shares of Fort Howard common stock held in the Fort Howard Common Stock Fund under the Plan, were automatically converted into shares of Fort James common stock, the Fort Howard Common Stock Fund was renamed the Fort James Common Stock Fund and Fort James assumed sponsorship of the Plan. Subsequent to the merger, all stock contributions are in the form of shares of common stock of Fort James. Fort Howard was dissolved effective December 29, 1997.

         All domestic employees of the former Fort Howard are eligible to participate in the Plan after one year of service as defined in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). A summary plan description is available from the Company

         (b) Contributions

         The Plan is funded by employee contributions of deferred wages and employer contributions. Employee contributions are voluntary, but may not exceed 10% of the participant's Annual Base Pay, as defined in the Plan.

         The Plan provides for both a discretionary Company contribution and a Company contribution based on Adjusted Profits, as defined. The Company contribution based on Adjusted Profits is subject to certain limitations as defined in the Plan. Company contributions may be made either in cash or common stock. For 1997, there was no Company contribution based on Adjusted Profits, but a discretionary Company contribution of $16,000,000 was made pursuant to the merger agreement.

         (c) Participant Accounts

         Each participant's account is credited with the participant's contributions and allocations of Company contributions and forfeitures by participants.

         Company contributions and forfeitures are allocated pro rata based on the following percentages of total contributions and forfeitures as defined in the Plan:

         o 50% based upon the participant's deferred wage contributions made to the Plan during the year.

         o 25% based upon the participant's Annual Base Pay, as defined, paid during the year.

         o  25% based upon the participant's years of service.

         During March 1998, forfeitures of $180,626 for 1997 were allocated to participants active as of December 31, 1997.

         During March 1997, forfeitures of $164,199 for 1996 were allocated to participants active as of December 31, 1996.


         Each participant's account is also credited with its pro rata share of income, losses and net appreciation (depreciation) in the fair value of investments.



         (d) Vesting

         Vesting of Company contributions and earnings thereon is at the rate of 20% per year, after three years of service. Upon death, retirement on or after age 55, or disability, the entire amount of a participant's account becomes nonforfeitable. Employee contributions and earnings thereon are fully vested.

         (e) Withdrawals

         During a participant's active employment, withdrawals of employee contributions made prior to January 1, 1984 may be made for the following reasons: purchase of a principal residence, payment on an existing mortgage on the principal residence, repairs of the principal residence, higher education expenses, certain funeral expenses, or medical expenses. Contributions made on or after January 1, 1984, may be withdrawn for the following reasons: purchase of a principal residence, higher education expenses, medical expenses, or to prevent eviction from principal residence or foreclosure on the mortgage of such residence.

         (f) Distributions

         On termination of service due to death, disability, termination of employment or retirement, distribution of a participant's account can be made either in a lump sum or in a series of installments, annually or more frequently, over a period not to exceed a participant's and spouse's life expectancy. Determination of the method and frequency of distribution is at the discretion of the participant. Distributions due to inactive participants total $121,200,210 and $91,502,547 at December 31, 1997 and 1996, respectively.

         (g) Investment Options

         The Company has appointed Bankers Trust as Trustee of the Plan. It is the Trustee's responsibility to accept and hold all contributions to the Plan, invest all Plan assets as instructed by the Company and provide accounting for all assets, principal and income.

         The Trustee currently maintains five investment funds. The objective of each fund is as follows:

         Conservative Balanced Investment Fund (Conservative BIF)

         The objective of this fund is the generation of current income from investment in fixed income securities, and capital growth through investment in equity securities of companies worldwide. Although this fund is invested in a mix of stocks, bonds, and cash, the overall mix is weighted more heavily towards bonds and cash than to stocks. Its mix consists of 40% stocks and 60% bonds and cash.

         Moderate Balanced Investment Fund (Moderate BIF)

         The objective of this fund is capital growth through investment in equity securities of companies worldwide, and the generation of current income from investment in fixed income securities. Although this fund is invested in the same categories of investments as the Conservative BIF, it differs from that fund in the percentage allocated to stocks, bonds, and cash. This fund is invested 60% in stocks and 40% in bonds and cash.

         Aggressive Balanced Investment Fund (Aggressive BIF)

         The objective of this fund is capital growth through investment in equity securities of companies worldwide. This fund's mix consists of 80% stocks and 20% bonds and cash.

         Short-Term Investment Fund (STIF)

         The objective of this fund is the preservation of capital and the generation of a return that is competitive with other funds of its type. The fund is composed entirely of cash instruments, such as U.S. Treasury bills, commercial paper, bankers' acceptances, and other money market instruments.

         Fort James Common Stock Fund (Stock Fund)

         This fund is invested only in Fort James common stock. The fund will hold cash from time to time, but only in amounts deemed necessary to meet the liquidity needs of the fund.

         Subject to certain limitations, the Retirement Plans Management Committee may amend the Plan at any time.

         (h) Units and Unit Values

         Certain of the investment options are accounted for on a unitized, daily-valued fund basis. The number of units, calculated by the trustee, and unit values of net assets as of December 31, 1997, were:

                                                BT Pyramid Super
                                                    Cash Fund         Combined Bond Fund   Combined Equity Fund
                                              ---------------------- --------------------- ----------------------
           Units:
               Conservative BIF                             900,345             5,629,372              3,892,782
               Moderate BIF                              29,435,980           153,566,131            265,745,026
               Aggressive BIF                            11,687,521            18,240,529            126,326,736
                                              ---------------------- --------------------- ----------------------
               Total units                               42,023,846           177,436,032            395,964,544
                                              ====================== ===================== ======================
           Unit Values                                     $192.008              $115.039                 $1.330

         (i) Number of Participants

         There were 5,987 and 5,824 Participants in the Plan as of December 31, 1997 and 1996, respectively.

         The number of Participants investing in each of the Plan's funds was as follows (Participants may be included in more than one fund, as applicable):

                                                 1997                      1996
                                          -------------------------------------
                     Conservative BIF             233                       182
                     Moderate BIF               4,546                     4,659
                     Aggressive BIF             2,774                     2,412
                     STIF                         933                     1,008
                     Common Stock Fund          5,368                     1,026


(2)      Summary of Significant Accounting Policies

         (a)      Basis of Accounting

                  The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

         (b)      Valuation of Investments

                  Investments are stated at fair market value as determined by the Trustee. Market value is based upon the last sales price reported by the national securities exchange on which the issue is traded, or if no sale was reported, the latest bid price is used. Securities which are traded over-the-counter are valued at the bid price. Short-term money market accounts are stated at the principal amounts plus accrued interest.

         (c)      Net Appreciation (Depreciation) in Fair Value of Investments

                  The Plan presents in the statement of changes in net assets available for benefits, with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         (d)      Expenses of the Plan

                  Investment manager fees and broker commissions are paid by the Master Trust and recorded as a reduction of the net income allocation from the Master Trust. Administrative expenses, including administrative service fees, trust fees, legal fees, accounting fees and other miscellaneous expenses, are paid by the Plan.

         (e)      Payments of Benefits

                  Benefits are recorded when paid.

         (f)      Use of Estimates

                  Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.

(3)   Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in their participant accounts.


(4)      Income Tax Status

         The Company has received a determination letter from the Internal Revenue Service dated August 24, 1995, indicating that the Plan, as amended through August 24, 1995, meets the requirements for exemption from Federal income taxes under the Internal Revenue Code. The Plan was subsequently amended and restated effective as of January 1, 1997. The Plan administrator and the Plan's tax counsel do not believe this amendment and restatement will affect the tax-exempt status of the Plan.

(5)   Investment Direction

         Except as described below, participants have the right to direct the investment of their participant accounts into any of the Plan's available investment options.

         Contributions to and investments in the Common Stock Fund are subject to the following limitations:

               1) No more than 50% of the participant's contributions may be invested in the Common Stock Fund.

               2) No more than 50% of Company cash contributions may be invested in the Common Stock Fund.

               3) No more than 10% of a participant's existing account balance may be invested in the Common Stock Fund.

               4) Company stock contributions may not be transferred from the Common Stock Fund until the participant attains age 50.

         The following summarizes nonparticipant-directed balances and activity as of and for the year ended December 31, 1997:

                Net assets available for benefits                $ 4,040,528
                Net allocation from Master Trust                   2,553,020
                Employer Contributions                             2,364,957
                Distributions                                         29,809


(6)      Concentration of Credit Risk

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the Corporate BIF, Moderate BIF, Aggressive BIF, STIF and Common Stock Fund. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

(7)      Master Trust Participation

         The Harmon Assoc., Corp. Profit Sharing Plan (the "Harmon Plan") assets are combined with the Fort Howard Corporation Profit Sharing Plan assets in the Fort Howard Combined Manager Master Trust (the "Master Trust"). Harmon Assoc., Corp. is a wholly owned subsidiary of Fort James Corporation.

         Investment income, net appreciation (depreciation) in fair value of investments and other expenses are allocated by the Trustee to the plans based upon the percentage of Plan assets to total Master Trust assets.

         The Master Trust's investment managers charge the Master Trust a fee for the services they provide.


The net assets held in the Master Trust for the Plan as of December 31, 1997, at
fair value are:
                                                       ------------------ ------------------- ------------------ ------------------
                                                         Conservative          Moderate          Aggressive            STIF
                                                              BIF                BIF                 BIF
                                                       ------------------ ------------------- ------------------ ------------------
Investments:
      Corporate Stock                                        $         -        $          -       $          -        $         -
      Pooled funds
          BT Pyramid Super Cash Fund                           1,728,734          56,519,407*        22,440,964
          BT Pyramid Directed Account Cash                                                                              20,305,155
          Combined Bond Fund                                   6,475,973         176,660,941*        20,983,722
          Combined Equity Fund                                 5,178,489         353,515,293*       167,930,205*
                                                       ------------------ -------------------- ----------------- ------------------
      Total Investments                                       13,383,196         586,695,641        211,354,891         20,305,155
Less:  Accrued fees and commissions                               (8,929)           (417,597)          (151,735)
                                                       ------------------- ------------------ ------------------ ------------------
      Net assets                                               13,374,267        586,278,044        211,203,156         20,305,155
Less:  Assets held for Harmon Plan                             (1,325,505)        (2,644,665)        (1,356,819)        (2,863,940)
                                                       ------------------ ------------------- ------------------ ------------------
                                                             $12,048,762        $583,633,379       $209,846,337        $17,441,215
                                                       ================== =================== ================== ==================
Percentage of plan assets held by:
      Fort Howard Profit Sharing Plan                           90.1%              99.5%               99.4%              85.9%
      Harmon Plan                                                9.9%               0.5%                0.6%              14.1%


                                               ------------------ -------------------
                                                     Stock              Total
                                                     Fund
                                               ------------------ -------------------
Investments:
      Corporate Stock                                $33,565,064        $ 33,565,064

      Pooled funds
          BT Pyramid Super Cash Fund                                      80,689,105
          BT Pyramid Directed Account Cash               846,043          21,151,198
          Combined Bond Fund                                             204,120,636
          Combined Equity Fund                                           526,623,987
                                               ------------------ -------------------
      Total Investments                               34,411,107         866,149,990
Less:  Accrued fees and commissions                       (6,667)           (584,928)
                                               ------------------- -----------------
      Net assets                                       34,404,440       865,565,062
Less:  Assets held for Harmon Plan                       (559,627)       (8,750,556)
                                               ------------------ -------------------
                                                      $33,844,813      $856,814,506
                                               ================== ===================
Percentage of plan assets held by:
      Fort Howard Profit Sharing Plan                   98.4%              99.0%
      Harmon Plan                                        1.6%               1.0%



*Indicates investments that represent 5% or more of net assets held in the Master Trust


                                       14


The net assets held in the Master Trust for the Plan as of December 31, 1996, at fair value are:

                                                       ------------------ ------------------- ------------------ ------------------
                                                         Conservative          Moderate          Aggressive            STIF
                                                              BIF                BIF                 BIF
                                                       ------------------ ------------------- ------------------ ------------------

Receivables                                                   $        -        $          -       $          -        $    81,119

Investments:
      Corporate Stock
      Pooled funds
          BT Pyramid Super Cash Fund                           2,589,330          42,308,417*        25,297,628
          BT Pyramid Directed Account Cash                                                                              18,040,169
          Combined Bond Fund                                   3,680,871         164,727,266*        18,192,632
          Combined Equity Fund                                 3,377,711         339,543,654*       117,567,796*
                                                       ------------------ ------------------- ------------------ ------------------
      Total Investments                                        9,647,912         546,579,337        161,058,056         18,040,169
                                                       ------------------ ------------------- ------------------ ------------------

          Total assets                                         9,647,912         546,579,337        161,058,056         18,121,288
Less:  Accrued fees and commissions                               (6,249)           (547,877)          (174,477)
                                                       ------------------ ------------------- ------------------ ------------------
          Net Assets                                           9,641,663         546,031,460        160,883,579         18,121,288

Less:  Assets held for Harmon Plan                            (1,505,787)         (3,493,397)        (1,149,741)          (928,372)
                                                       ------------------ ------------------- ------------------ ------------------
                                                              $8,135,876        $542,538,063       $159,733,838        $17,192,916
                                                       ================== =================== ================== ==================
Percentage of plan assets held by:
      Fort Howard Profit Sharing Plan                              84.4%               99.0%              99.0%              95.0%
      Harmon Plan                                                  15.6%                1.0%               1.0%               5.0%

                                              ------------------ -------------------
                                                    Stock              Total
                                                    Fund
                                              ------------------ -------------------

Receivables                                     $         1,165    $         82,284

Investments:
      Corporate Stock                                10,415,949          10,415,949
      Pooled funds
          BT Pyramid Super Cash Fund                                     70,195,375
          BT Pyramid Directed Account Cash              220,186          18,260,355
          Combined Bond Fund                                            186,600,769
          Combined Equity Fund                                          460,489,161
                                              ------------------ -------------------
      Total Investments                              10,636,135         745,961,609
                                              ------------------ -------------------

          Total assets                               10,637,300         746,043,893
Less:  Accrued fees and commissions                       (3,778)           (732,381)
                                              ------------------ -------------------
          Net Assets                                 10,633,522         745,311,512

Less:  Assets held for Harmon Plan                     (243,659)         (7,320,956)
                                              ------------------ -------------------
                                                    $10,389,863        $737,990,556
                                              ================== ===================
Percentage of plan assets held by:
      Fort Howard Profit Sharing Plan                     98.0%               99.0%
      Harmon Plan                                          2.0%                1.0%


*Indicates investments that represent 5% or more of net assets held in the Master Trust


                                       15






Income and expenses of the Master Trust for the year ended December 31, 1997 were as follows:


                                                  ----------------- ------------------ ------------------ -----------------
                                                    Conservative        Moderate          Aggressive
                                                        BIF                BIF                BIF               STIF
                                                  ----------------- ------------------ ------------------ -----------------

Interest and dividend Income                        $        3,414      $     219,047      $      61,714        $1,168,793
Net appreciation (depreciation) in
    fair value of investments                            1,198,438         81,844,864         27,812,357              (690)
Interfund transfers of earnings/income                         462             26,962              8,732
Fees and commissions                                       (32,216)        (1,370,717)          (524,416)
                                                  ----------------- ------------------ ------------------ -----------------
    Net Income                                           1,170,098         80,720,156         27,358,387         1,168,103
Less:  net income allocated to Harmon Plan
                                                           (66,265)          (340,732)          (286,591)         (142,224)
                                                  ----------------- ------------------ ------------------ -----------------
                                                        $1,103,833        $80,379,424        $27,071,796        $1,025,879
                                                  ================= ================== ================== =================

                                              ------------------ ---------------------
                                                    Stock
                                                    Fund                Total
                                              ------------------ ---------------------

Interest and dividend Income                      $     291,075        $    1,744,043
Net appreciation (depreciation) in
    fair value of investments                        13,510,010           124,364,979
Interfund transfers of earnings/income                                         36,156
Fees and commissions                                     (2,889)           (1,930,238)
                                              ------------------ ---------------------
    Net Income                                       13,798,196           124,214,940
Less:  net income allocated to Harmon Plan
                                                       (279,074)           (1,114,886)
                                              ------------------ ---------------------
                                                    $13,519,122          $123,100,054
                                              ================== =====================

TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number                            Description
------                            -----------

  23             Consent of Independent Accountants, filed herewith.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   FORT HOWARD CORPORATION PROFIT
                                   SHARING RETIREMENT PLAN


June 29, 1998                      /s/Clifford A. Cutchins, IV
-------------                      ----------------------------------------

                                   Committee Member -Clifford A. Cutchins, IV



June 29, 1998                      /s/Daniel J. Girvan
-------------                      ----------------------------------------
                                   Committee Member - Daniel J. Girvan



June 29, 1998                      /s/Ernst A. Haberli
-------------                      ----------------------------------------
                                   Committee Member - Ernst A. Haberli



June 29, 1998                      /s/R. Michael Lempke
-------------                      ----------------------------------------
                                   Committee Member - R. Michael Lempke



June 29, 1998                      /s/William A. Paterson
-------------                      ----------------------------------------
                                   Committee Member - William A. Paterson



June 29, 1998                      /s/Michael T. Riordan
-------------                      ----------------------------------------
                                   Committee Member - Michael T. Riordan